UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2018

Chicago Bridge & Iron Company N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	1-12815	98-0420223
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 31 70 373 2010

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 5.04.	Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans.

The Business Combination Agreement, dated December 18, 2017, by and among Chicago Bridge & Iron Company (“CB&I”), McDermott International, Inc. (“McDermott”) and the other parties thereto contemplates that CB&I and McDermott will combine their business pursuant to a series of transactions (the “Combination”). As part of the Combination, participants in the Chicago Bridge and Iron Savings Plan and the Lutech Resources, Inc. 401(k) Savings Plan (the “401(k) Plans”) have been advised that they will be unable to conduct transactions with respect to the CB&I common stock fund portion of their 401(k) Plan during the period of time that is required to give effect to the transactions required to complete the Combination (such period, the “Blackout Period”). The Blackout Period will begin as of May 7, 2018 and is expected to end within 21 business days following the completion of the Combination.

On April 22, 2018, CB&I sent a notice to its directors and executive officers (the “Notice”) informing them of certain trading restrictions that will apply during the Blackout period. Pursuant to Section 306 of the Sarbanes-Oxley Act of 2002 and Regulation BTR (Blackout Trading Restriction), during the Blackout Period, CB&I’s directors and executive officers will be prohibited from directly or indirectly purchasing, selling, acquiring or transferring any shares of CB&I common stock or derivative securities acquired in connection with their service or employment as a director or executive officer of CB&I, subject to certain exceptions. The directors and executive officers will be notified of any changes to the dates of the Blackout Period, including if the Blackout Period is shortened or extended, and when the Blackout Period ends.

Inquiries concerning the Notice or the Blackout Period, including the beginning and ending dates of the trading restrictions, may be directed without charge to:

Chicago Bridge & Iron Company N.V.

2103 Research Forest Drive

The Woodlands, TX 77381

(832) 513-1628

Attention: Kerry David, Executive Vice President and Chief Legal Officer

Attached hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the Notice.

Item 8.01.	Other Events.

The information under Item 5.04 is incorporated by reference into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

(d) EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Notice to Executive Officers and Directors Regarding Blackout Period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHICAGO BRIDGE & IRON COMPANY N.V.

	By: Its:	Chicago Bridge & Iron Company B.V. Managing Director

Date: April 23, 2018	By:	/s/ Michael S. Taff
Michael S. Taff
Managing Director (President Financial Officer)

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